UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75020 / May 21, 2015

Admin. Proc. File No. 3-16393

In the Matter of

EC DEVELOPMENT, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by EC Development, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to EC Development, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of EC Development, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Calypte Biomedical Corp., EC Dev., Inc., and Info. Architects Corp. (n/k/a Dakota Creative Group Corp.),* Initial Decision Release No. 771 (Apr. 8, 2015), 111 SEC Docket 05, 2015 WL 1570862. The Central Index Key number for EC Development, Inc., is 761034.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

CALYPTE BIOMEDICAL CORPORATION,
EC DEVELOPMENT, INC., and
INFORMATION ARCHITECTS CORPORATION (N/K/A
DAKOTA CREATIVE GROUP CORPORATION)

INITIAL DECISION OF
DEFAULT AS TO EC
DEVELOPMENT, INC.
April 8, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange
                Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the securities of Respondent EC
Development, Inc. (EC Development).[1] The revocation is based on EC Development's failure to
timely file required periodic reports with the Securities and Exchange Commission
(Commission).

INTRODUCTION

On February 20, 2015, the Commission issued an Order Instituting Administrative
Proceedings (OIP) against EC Development pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The OIP alleges that EC Development has a class of securities
registered with the Commission and is delinquent in its periodic filings. EC Development was
served with the OIP by February 26, 2015, and its Answer was due by March 11, 2015. *Calypte
Biomedical Corp.*, Admin. Proc. Rulings Release No. 2412, 2015 SEC LEXIS 928 (Mar. 12,
2015). Following EC Development's failure to timely file an Answer, I ordered it to show cause
by March 23, 2015, why this proceeding should not be determined against it due to its failure to

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[1] The proceeding has ended as to Calypte Biomedical Corporation. *Calypte Biomedical Corp.*,
Exchange Act Release No. 74647, 2015 WL 1519699 (Apr. 6, 2015). A summary disposition
briefing schedule has been ordered as to Information Architects Corporation. *Calypte
Biomedical Corp.*, Admin. Proc. Rulings Release No. 2487, 2015 SEC LEXIS 1201 (Apr. 2,
2015).

file an Answer or otherwise defend this proceeding, warning that failure to show cause would result in default and the revocation of the registration of its securities. *Id.* On April 2, 2015, a telephonic prehearing conference was held and attended by the Division of Enforcement; EC Development did not attend. *Calypte Biomedical Corp.*, Admin. Proc. Rulings Release No. 2487, 2015 SEC LEXIS 1201 (Apr. 2, 2015). To date, EC Development has not filed an Answer, responded to the Order to Show Cause, or otherwise defended this proceeding.

FINDINGS OF FACT

EC Development is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), I find the following allegations in the OIP to be true.

EC Development, Central Index Key No. 761034, is a delinquent Delaware corporation located in Shawnee, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EC Development is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $1,333,296 for the prior nine months. As of February 12, 2015, the common stock of EC Development was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, EC Development failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that EC Development failed to timely file required periodic reports. As a result, EC Development failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

EC Development's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). EC Development's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). EC Development is culpable because it failed to heed delinquency letters sent to it by the Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and it was therefore on notice, even before the OIP issued, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, EC Development has not answered the OIP, attended the prehearing conference, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of EC Development.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of EC Development, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to a party.

EC Development is notified that it may move to set aside the default in this case. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge